January 5, 2010

Via Facsimile and EDGAR

703-813-6982

John P. Lucas

Staff Attorney

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:	Evergreen Energy Inc. (the “Company”) Registration Statement on Form S-3 Filed October 29, 2009 Response Letter Dated December 11, 2009 File No. 333-162720

Dear Mr. Lucas:

As we discussed on December 30, 2009, this letter is in further response to your comments dated December 28, 2009 and addresses comments #5 and 6.

Comment #5

Definitive Proxy Statement

Draft Exhibit E to Response Letter Dated December 11, 2009

We note your response to prior comment 9 from our comment letter dated November 25, 2009.  Please clarify how you or your compensation consultant determined whether proposed comparator companies were of similar complexity and market scope, including a discussion of what specific factors were taken into account in making these determinations.  In addition, clarify what you mean when you say that the compensation information was “size and scope-adjusted.”  Given that the companies included in the 15 proprietary surveys shared similar revenues and geographic scope with you, explain why and how the “data is further size and scope adjusted.”

Response to Comment #5

We have revised our proposed disclosure to better describe the process used by the 2007 consultants to provide appropriate data for comparable energy companies with similar revenues.  We have further revised our proposed disclosure to clarify that the 2007 data was “size and scope adjusted” since it incorporated information from some larger companies.  The report from our consultant in 2009 focused specifically on companies with comparable revenues, so it was not further adjusted for size or scope.

We have prepared a revised disclosure for the narrative portion of the compensation disclosure incorporating our revisions related to both comments 5 and 6.  This disclosure shows marked changes from the disclosure in our 2009 proxy, after considering prior revisions, and is attached as Exhibit A hereto.

Comment #6

We note your response to our prior comment 11 from our letter dated November 25, 2009 and reissue the comment in relevant part.  It appears from both your original and draft disclosure that the attainment of performance goals is material to an evaluation of your compensation program.  For example, you make multiple references to performance requirements that executives must meet in order for their stock-based awards to vest.  In addition, you state that a significant portion of a named executive officer’s compensation is tied to individual, business unit, division, and company performance, as measured against financial and non-financial goals, and therefore, vesting is based on the achievement of milestones that are aligned with your corporate goals.  Please provide further explanation of how executive officer performance is taken into account in determining the compensation of those executives.  Disclose the specific elements of performance that are considered, as well as the applicable performance metrics required to be met for all awards that require certain levels of performance.  Regardless of whether your goals are subject to modification throughout the year, you should disclose the goals set at the beginning of the year, as well as any subsequent modifications and the reasons therefore.  In sum, your disclosure places great emphasis on the attainment of performance goals as the justification for making awards or for the vesting of awards, but it is not clear what performance you are referring to.

Response to Comment #6

We have revised our proposed disclosure to more clearly distinguish between compensation provided for inducement and retention purposes and compensation related to performance based goals.  Then, to the extent that compensation was granted related to performance based goals, we have provided additional disclosure concerning the goals that were set and achieved.  These revisions are reflected in the proposed disclosures attached as Exhibit A.

Should you have any further questions or comments regarding these issues, please contact Diana L. Kubik at 303 293-2992.

Sincerely,

Diana L. Kubik

Vice President and Chief Financial Officer

EXHIBIT A
PROPOSED DISCLOSURE FOR COMMENTS 5 & 6

Current Compensation Philosophy

In 2007, we ~~determined that it was appropriate to~~ implemented a more formalized executive compensation program. The primary objectives of our executive compensation program are to support our business strategy and to create value for our stockholders by attracting and retaining our executive officers and, once employed, to encourage high performance from those executives. In order to accomplish ~~our goals~~these objectives, we believe an executive’s performance should be aligned with his or her compensation and be based on both our performance as a company, as well as the executive’s individual performance.

Our executive compensation programs are reviewed and approved by our Compensation Committee and focus on two key principles:

•                  Provide competitive total compensation that will attract, motivate and retain a highly capable and performance-focused executive team, with the great majority of compensation realized only if performance is achieved; and

•                  Reward performance by motivating executives to exhibit behaviors that drive enhancement of stockholder value. Incentive opportunities should align corporate growth objectives and performance with individual achievements.

Elements of Total Compensation

We hope to achieve our goal of increasing stockholder value by offering a comprehensive and reasonable compensation package to executives that has emphasis on variable or contingent compensation, and contains the following components: (1) base pay, (2) cash bonus, (3) stock-based compensation, (4) retention awards, and (5) other compensation. The executive’s base pay is tied to both the market value of the position and the executive’s ability to contribute, which should be sufficient to attract and retain the most qualified people. Typically, we also offer an annual cash incentive, which is meant to ~~each year~~ focus the executives on ~~annual~~ goals and activities that are critical to our success and drive stockholder value each year. Lastly, our executive compensation program is also centered on the use of long -term incentives. Long-term incentives are generally used to focus ~~our~~ executives on stockholder value and ~~our~~ growth in the long term.

To help the Compensation Committee execute its responsibilities, the committee solicited the advice of two~~our~~ independent consultants to determine the appropriate amount of pay demanded by market practices. We collectively refer to the two independent consulting groups as the “consultants.”  All significant forms of total compensation ~~are~~ were valued and compared, including base salary, annual target and actual bonus, annual long-term incentive equity grant values and other cash and non-cash compensation. We used data developed by the consultants, which we collectively refer to as the “2007 Report.”  One consultant used proprietary compensation survey data that included 99 companies; (i) engaged in the exploration and production of coal, oil and natural gas; (ii) located in North America and (iii) with revenues under $600 million.   ~~For the 2007 Report, our direct competitive energy peer group was compiled by selecting companies with: a) similar market capitalization; or b) similar complexities; and market scope. We utilize a combination of pay information derived by: 1) size and scope-adjusted market information provided from our consultants “Total Compensation Measurement DataBase”; and 2) industry data which is supplemented with related energy industry data, derived from proprietary surveys, for executive positions. Our energy peer group is comprised of 99 companies with their primary business being exploration and production of coal, oil and natural gas.~~ We focused our compensation study analysis on the energy industry because it was anticipated that we would be competing with these other energy companies in hiring and retaining personnel with similar skill sets.  A small sampling of the companies included in ~~considered as part of our~~ the study~~analysis~~ are: ADA-ES Inc., Headwaters, Inc., Rentech Inc., Aspect Energy LLC, Bill Barrett Corporation, Black Hills Exploration and Production, EnCana Oil, Ranch Ltd, Forest Oil Corporation, Hunt Petroleum Corporation, Pioneer Natural Resources USA, Inc., Williams and ~~XTO Energy, Inc~~ Saint Mary Land & Exploration Company.  The data in this report was further segmented

into seven revenue categories for each position.   ~~We focused~~Our compensation analysis was based on the revenue category of $40 million to $100 million, which is consistent with our actual and forecasted revenue. The data was also scope-adjusted to reflect job responsibilities of various employees rather than merely focusing on position titles.  While some of these peer companies are larger than the Company, the size adjustments and scope adjustments rendered the data more appropriate for our analysis.  We also utilized a second independent consulting firm that provided ~~us~~ compensation data derived from proprietary surveys that focused on certain positions in the Company.  This data was developed to ~~primarily used because of~~include~~d~~ certain positions not included in the other survey and ~~it was also used~~to confirm salary levels for certain positions included in the first survey.

For~~In~~ 2009, the Compensation Committee ~~For the 2009 Report~~ engaged only one independent consulting firm that ~~, the independent consultants~~ utilized data derived from 15 proprietary compensation surveys for comparable for-profit companies.  The applicable surveys analyzed the compensation of executives in comparable industries such as cleaner coal technology, energy production and environmental solutions with estimated revenues of approximately $55 million again consistent with actual and forecasted revenue.  Further, companies included within the surveys have a similar ~~a~~ geographic scope to Evergreen as most are located primarily in North America.  The surveys included compensation information by comparable industries (such as oil and gas, clean energy, and environmental industry) and functional areas (such as engineering, finance, legal, and human resources) that relate to the ~~industries and~~ activities of the ~~company~~Company.  ~~The data is further size and scope adjusted.~~

The components of compensation, discussed in more detail below, are compared to ~~our energy peer group and~~ the data from the compensation surveys. ~~In some instances, d~~Due to the competitive environment ~~that~~in which we operate ~~in~~ and the experience and qualifications of the individual executive, in some instances we may pay above the median and, in other cases, below the median. However, overall, we will continue to try to compensate our officers in the 50th~~%~~ to 75th~~%~~ percentile of compensation as indicated by the ~~peer group and~~ compensation survey data.

Base Pay

Base pay for our named executive officers is set by the Board of Directors upon recommendation by the Compensation Committe~~e,~~e  ~~Base pay for executives  and is~~ based upon the consultant compensation data discusses above for comparable positions ~~for clean energy technology and energy-related companies in the United States~~. Base pay targets may be ~~somewhat~~ higher than the targeted 50th to 75th percentile range in order to attract candidates with more experience, special skills or with unique qualifications for a particular position. Because base pay is not easily adjusted when strategic goals are not attained, and because we have not yet achieved substantial revenue and earnings from our core technologies, we regard base pay as more important in recruiting qualified executives, but less important as an individual motivating factor in attaining strategic corporate goals~~.~~

~~Base salary for our named executive officers is set by the Board of Directors upon recommendation by the Compensation Committee. Our Human Resource Department, with the assistance of outside compensation consultants, uses various industry compensation surveys to establish proper base salary targets for each key position, generally set at the median, or 50th percentile of our peer group for comparable positions. Adjustments are made to account for special skills, experience and qualifications.~~.

The Compensation Committee generally reviews the performance of each named executive officer during the first quarter of each year for the prior year of service. In each case, the Compensation Committee takes into account the scope of responsibilities and experience of each officer and balances these against consultant compensation data~~our peer group or compensation study~~

data as described above in Elements of Total Compensation. Additionally, each named executive officer is reviewed for his or her contribution to our business strategy and our results. As a result of the review in 2007 of 2006 performance, the Compensation Committee awarded base pay increases to Ms. Kubik and Mr. Laughlin. These pay increases were based upon the data in the 2007 Report after considering experience and responsibilities, which resulted in Ms. Kubik’s revised base pay being lower than the median and Mr. Laughlin’s base pay being in approximately the 60th percentile. Further, in May 2007, the Compensation Committee increased Mr. Collins’ base salary to $300,000 due to his increased responsibilities after being appointed Chief Executive Officer and President. The increase was evaluated in comparison to the data from the 2007 Report and factored in experience and other qualifications, which resulted in Mr. Collins’ base pay being in approximately the 60th percentile. Generally, no pay increases were granted in 2008 or through March 2009 due to the overall company performance and limited cash resources. The Compensation Committee, at its discretion may approve increases in pay during 2009 as appropriate.

Annual Incentives—Cash Bonus Awards

Cash bonus awards are an important annual tool in rewarding individual performance that is aligned with the objective of increasing stockholder value. ~~Cash bonuses are based on both individual and corporate goal attainment. Individual awards are based on a subjective and objective review of individual goal attainment, the contribution of each executive in the attainment of corporate goals and our overall performance. The purpose of the cash bonus award program is to have one component of cash compensation that is completely performance based. The cash bonus portion of compensation increases in direct correlation with the strategic importance of the position, the individual’s goal attainment and the value added to the overall advancement of our business strategy.~~

~~Named executive officers are eligible for an annual cash bonus.~~ The primary purpose of the annual cash bonus is to motivate participants to~~enable us to~~ achieve short-term goals designed to create sustainable stockholder value and reward them to the extent they achieve such goals. ~~The annual cash bonus reflects our strategy that a significant portion of total compensation be contingent upon both our performance during the year and the named executive officer’s contribution to that performance. As a general rule, our cash~~

~~bonus pool ranges between the 25th and 75th percentile of similar awards by our energy peer group, based on surveys from several sources. If we have failed to make progress toward our strategic goals during the year, the bonus pool could be less than the 25th percentile, and in certain instances, there could be no cash bonus awards.~~  The Compensation Committee makes objective and subjective evaluations of the named executive officers and awards cash bonus payments based on relative contribution by each named executive officer.

~~The Compensation Committee reviews the performance of each named executive officer.~~ In each case, the Compensation Committee takes into account the scope of responsibilities and experience and balances these against competitive annual cash bonuses, ~~our energy peer group~~ the compensation survey data and other types of compensation received by our named executive officers. Additionally, each named executive officer is reviewed for his or her contribution to our business strategy and our results.

No annual incentive cash bonuses were granted to the named executive officers in 2008 due to the overall company performance and limited cash resources. Through March 2009, no cash incentive bonuses have been awarded to the named executive officers due to overall company performance and limited cash resources, although cash retention bonuses were awarded as discussed below. However, the Compensation Committee, at its discretion, may award bonuses during 2009 as circumstances dictate.

Long-Term Incentive—Stock-Based Compensation

~~The stock~~-~~based component of compensation most directly aligns the performance of individual executives with the goal of increasing long-term stockholder value. Stock~~-~~based compensation is the primary compensation component for our top executives because their job performance has the greatest impact on our performance as a whole. These executives set our strategic direction and it is their responsibility to assure that individual goals and objectives of our key executives are consistent with attainment of corporate goals and objectives.~~

All stock based compensation awards for named executive officers are authorized by the Board of Directors. All awards come from stockholder approved plans, with the exception of “inducement awards.” Inducement awards refer to stock based compensation awarded to induce officers to accept employment with the Company.

We use a combination of restricted stock and non-qualified stock option awards that may contain both time based and performance based vesting criteria that are designed to attract and retain executives and employees. The number of restricted shares or options awarded each recipient is determined by considering the nature of the position, the experience and qualifications of the grantee and the desired amount of the overall compensation package.

Historically, ~~T~~these grants generally ~~will~~ vest over a three- to five-year period with 20% to 33% vesting on the anniversary date of grant date if the individual continues to be employed by us and, if applicable, ~~if~~ goals established throughout the year have been achieved.  Due to our~~the~~ stage of development ~~of Evergreen~~, particularly as we~~it~~ transition~~s~~ to ~~its~~our GreenCert technology, the goals and objectives of the named executive officers evolve throughout the year rather than utilizing fixed annual goals~~being~~ established at the beginning of each year.  In certain instances, the grants may also contain immediate vesting related to prior service. Restricted stock grants to new employees are made on the first day of the month following employment and generally vest based upon grant date anniversary and ~~attainment of the~~ may contain performance ~~requirements~~ vesting criteria.

~~Previously, we implemented an annual restricted stock and stock option award program, administered at the sole discretion of the Compensation Committee, based on the contributionsperformance of our executives and the overall performance of Evergreen. We generally grant these awards on or about March 15th.~~ Upon termination of employment with us, unless otherwise agreed by the Company, all unvested and unexercised stock options are forfeited pursuant to the terms of the grant agreements and all unvested restricted stock grants are immediately forfeited.

~~All stock based compensation awards for named executive officers are authorized by the Board of Directors. All awards come from stockholder approved plans, with the exception of “inducement awards.” Inducement awards refer to stock based compensation awarded to induce officers to accept employment with us. In the past, we exclusively awarded non-qualified stock options as the primary method of stock based compensation. CurrentGenerally, our philosophy is to award restricted stock or stock options, with time and performance based vesting criteria, so that a significant portion of a named executive officer’s compensation will be tied not only to individual performance, but also to the performance of the named executive officer’s business unit, division, or function and to our performance measured against both financial and non-financial goals and objectives. We also place emphasis on relative performance within our peer group as a means to ensure that we consistently deliver stockholder value. We design milestones for vesting to require individual achievement aligned with our corporate goals. Accordingly, vesting is based on both milestone attainment and continued employment.~~

~~Stock options and restricted awards that partially vest each year on the basis of continued employment (i.e. time based) are generally granted in connection with the employment of the named executive officers. These awards are designed to attract and retain executives. The number of restricted shares or options awarded each recipient is determined by considering the nature of the position, the experience and qualifications of the grantee and the desired amount of the overall compensation package. As the expected contribution to corporate goals attributable to a particular position increases, the expected restricted stock or option award value will correspondingly increase.~~

Generally, ~~T~~the Compensation Committee annually reviews the stock based compensation of each executive officer, taking into account peer group or compensation study data, salary levels, responsibilities, contribution to our business and our results. In 2007, ~~Ms. Kubik and Mr. Laughlin received restricted stock awards.~~ Ms. Kubik and Mr. Laughlin received 6,800 and 9,000, restricted shares, respectively, that contain both time and performance based vesting criteria. The number of shares granted was based upon data contained in the 2007 Report.  Assuming applicable performance criteria are satisfied, these shares vest in three equal parts beginning on March 14, 2008. Ms. Kubik and Mr. Laughlin have achieved the various performance goals and objectives determined at the discretion of the Board of Directors and its committees.  Ms. Kubik vested in 2,267 shares of restricted stock on March 14, 2008 related to the attainment of 2007 goals, principally related to the development, expansion and refinement of the internal control structure developed in 2006 and the development of various internal reporting mechanisms and tools.  Further, goals were added during 2007 related to the identification and completion of a financing transaction, including the associated audit and Securities and Exchange Commission filings, which were also achieved.  Mr. Laughlin vested in 3,000 shares of restricted stock on March 14, 2008 related to the attainment of 2007 goals principally related to the evaluation, development and refinement of the legal and internal control structures of the Company and provide internal support for contract and transaction evaluation, negotiation, drafting, and execution.

In 2009, the Compensation Committee approved a plan to award stock options to most eligible employees. These awards took into consideration the results of the compensation surveys discussed above and the fact that ~~no base pay increases nor~~neither base pay increases nor annual incentive cash bonuses were awarded in 2008 or through March 2009. Pursuant to the plan, Ms. Kubik and Mr. Laughlin each received 80,000 stock options that contain both time and performance based vesting criteria. These awards provided for the first 33% to vest on March 27, 2009, with 33% on each March 27th thereafter until fully vested and assuming applicable performance criteria are satisfied. The initial vesting on March 27, 2009 related to prior service.~~.~~

Retention Awards

In February 2008, after taking into consideration our financial position, the timeline to execute a definitive agreement to build K-Fuel or K-Direct plants and the constrained job market, the Compensation Committee adopted a broad retention program in an effort to retain personnel throughout the organization. This program included~~s~~ a cash bonus award to be paid out on specified dates through December 31, 2008 to each selected employee if the individual continues to be employed by us. The retention bonuses were calculated using a percentage of the employees’ prior year base salary. Mr. Laughlin, Ms. Kubik and Mr. Wolff received a $25,000, $20,000 and $30,000 cash bonus, respectively. In addition, the Compensation Committee approved the award of stock options to all participants of the retention program that contain time- ~~and performance~~ based vesting criteria. Generally, the stock options ~~will~~ vest over a five year period, 20% vesting each year with a first vesting date of March 14, 2008. The retention stock option awards granted to certain of our officers provided for the first 20% to vest on March 14, 2008, with 20% on each March 14th thereafter until fully vested ~~and assuming applicable performance criteria are satisfied~~. Mr. Collins, Mr. Venners, Mr. Laughlin, Ms. Kubik and Mr. Wolff received 50,000, 40,000, 40,000, 40,000 and 40,000 stock options, respectively.

In 2007, the Compensation Committee reviewed our business environment, financial stability and individual as well as organizational performance, and as a result, awarded Mr. Collins, Ms. Kubik, Mr. Laughlin and Mr. Wolff 150,000, 40,000, 40,000 and 40,000 shares, respectively, of restricted stock that contain ~~both~~ time- ~~and performance~~ based vesting criteria for purposes of retention. Shares vest in five equal installments beginning March 14, 2008.

Other Compensation

We provide our executive officers with perquisites and benefits that we believe are reasonable, competitive and consistent with our overall executive compensation program in order to attract and retain talented executives. Our executives are entitled to few benefits that are not otherwise available to all of our employees and, except as described elsewhere, the value of such perquisites and benefits for each executive officer is less than $10,000 in the aggregate. The Compensation Committee periodically reviews the levels of perquisites and other personal benefits provided to executive officers.

~~Ms. Kubik and Mr. Laughlin have achieved the performance goals and objectives determined at the discretion of the Board of Directors and it committees.~~